Filed pursuant to Rule 424(B)(3)
                                                               File No. 333-2198
PROSPECTUS SUPPLEMENT NO. 1 Dated June 2, 1997
(To Prospectus dated April 14, 1997)



                             Up to 1,921,313 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)

     This  Prospectus  Supplement  updates the  Prospectus  dated April 14, 1997
("Prospectus")  of  LaserSight   Incorporated,   a  Delaware   corporation  (the
"Company").

      All of the text under the caption "The Offering" remains unchanged except those items presented below (other than the footnotes thereto which remain unchanged except that the maximum number of Common shares issuable upon the conversion or exchange of outstanding Preferred Stock is now zero):

Common Stock outstanding as of May 30, 1997                     9,423,907 shares

Shares Offered by Selling Shareholders:

Common Stock issued to date upon conversion
     of, or as dividends on, Preferred Stock                      975,261 shares

Common Stock issuable upon conversion
     or exchange of outstanding shares of
     Preferred Stock                                                   None

Common Stock issuable as dividends on
     outstanding Preferred Stock                                       None


All   of   the   text   under   the   option   "Risk    Factors--Company-Related
Uncertainties--Operating Results" should be deleted and replaced with the following:

         Operating Results. The Company incurred losses of $4,074,369 and $648,022 during 1996 and the first quarter of 1997, respectively. In addition, although the Company achieved profitability in 1995 and 1994, the Company incurred losses in 1991 through 1993. As of March 31, 1997, the Company had an accumulated deficit of $5,260,852. There can be no assurance that the Company can regain or sustain profitability.

All   of   the   text   under   the   caption   "Risk   Factors--Company-Related
Uncertainties--Receivables" should be deleted and replaced with the following:

         Receivables. At March 31, 1997, the Company's trade accounts and notes receivable aggregated approximately $10,666,000 net of total allowances for collection losses and returns of approximately $1,566,000. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,509,000 at March 31, 1997. Exposure to collection losses on technology-related receivables is principally dependent on its customers' ongoing financial condition and their ability to generate revenues from the Company's laser systems. The Company's ability to evaluate the financial condition of prospective customers located outside of the United States is generally more limited than for customers located in the United States. The Company monitors the status of its receivables and maintains a reserve for estimated losses. The Company's operating history has been relatively short. There can be no assurance that the current reserves for estimated losses ($1,409,000 at March 31, 1997) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's consolidated financial condition and results of operations.

The    following    text   should   be   added    under   the   caption    "Risk
Factors--Technology-Related Uncertainties":

         New Products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its new LaserScan LSX excimer laser and other new products and enhancements, or that its new products and enhancements will be accepted in the marketplace. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently introduced technology and products are subject to a high level of uncertainty. In addition, announcements of currently planned or other new product offerings may cause customers to defer purchasing existing Company products.

All of the text under the caption "Selling Shareholders" should be deleted and replaced with the following:


                              SELLING SHAREHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership by the Selling Shareholders of Preferred Stock and Common Stock and the number of shares of Common Stock to be offered by the Selling Shareholders.


                                                                                               Common Stock Beneficially
                                      Shares of        Common                                  Owned After the Offering
                                      Prefered          Stock             Shares of            -------------------------
                                        Stock        Beneficially          Common
                                      Presently      Owned Prior            Stock              Number         Percent of
Selling Shareholder                     Owned        to Offering         to be Sold           of Shares      Outstanding*
-------------------                     -----        -----------         ----------           ---------      ------------

Banque Edouard Constant (1)              --             466,947           466,947                 --              --
Reg-S Investment Fund Ltd.               --              47,830            47,830                 --              --
Wood Gundy London Ltd.                   --             249,308           249,308                 --              --
OTA Limited Partnership                  --              26,747            26,747                 --              --
Interportfolio                           --              89,173            89,173                 --              --
Selfridge Limited Partnership            --              16,637            16,637                 --              --
Hull Overseas Ltd.                       --              78,619            78,619                 --              --
Spencer Trask Securities
     Incorporated (2)                    N/A              9,630             9,630                 --              --
Jules Marx (2)                           N/A              7,879             7,879                 --              --
Mark B. Gordon, O.D                      N/A            271,732           160,109               111,623          1.2%
Howard H. Levin, O.D                     N/A            271,732           160,109               111,623          1.2%

* Based on the number of shares outstanding as of May 30, 1997, and without giving effect to the 1996 Warrants.

1 Based on information available to the Company and the representations of the Selling Shareholder, such holdings of record are or were held for the account of certain clients of Banque Edouard Constant, formerly known as Banque Scandinave en Suisse.

2 Assumes the exercise in full by such Selling Shareholder of a warrant to purchase Common Stock. See "Description of Capital Stock--Warrants."